SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

April 10, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 20, 2023 CIK No. 0001964314

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 20, 2023 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 2 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 20, 2023

Business

Our Services

Wastewater treatment services, page 69

1.	We note your disclosure that you have entered into a five year agreement to lease wastewater treatment facilities. Please revise to disclose all the information required by Item 4.D of Form 20-F, including a description of the size and use of the property. In addition, please clarify the nature of the relationship between the one major customer engaged in solar panel manufacturing and the leased property.

Response:

The Registrant has included in the Revised Registration Statement the disclosure relating to this property and its major customer beginning on page 69 as follows:

“On August 1, 2018, JBD Systems entered into a 5-year lease for a wastewater treatment plant located in Singapore to Liquinex Group Pte Ltd, an Independent Third Party. Liquinex Group Pte Ltd leases this plant to a customer that is engaged in solar panel manufacturing which will produce waste water from their manufacturing process who leased this plant as part of their sustainability effort and drive. The waste water treatment plant is built using 2 containers that are 1x40ft and 1x20ft and each of which are 8ft wide. The plant has the capacity to treat, process and recycle the waste water for not less than 40m3/hr. The lease rate for the wastewater treatment plant for the remaining term is 50% of the monthly billing revenue to this customer by Liquinex Group Pte Ltd.

U.S. Securities and Exchange Commission

April 10, 2023

Related Party Transactions, page 106

2.	We note your response to prior comment 15. Please elaborate on the nature of the remaining amounts due to shareholders and director. In that regard, we note your disclosure that the amounts due to shareholders and director were mainly related to a dividend distribution.

Response:

The Registrant has revised the Revised Registration Statement to elaborate on the nature of the remaining amounts due to shareholders and director on page 106 as follows:

“The amounts due to shareholders and a director consist mainly of the balance of the interim dividend. See Note 10 - Shareholders’ Equity of the Financial Statements. The remaining amounts consist of (i) approximately $110,000 due to a director for amounts advanced for funding the construction of a plant and $15,000 due to a related party for accounting services charges.”

Consolidated Financial Statements, page F-1

3.	We remind you to update your financial statements and related disclosures when you publicly file your registration statement. Refer to Item 8.A.5 of Form 20-F.

Response:

The Registrant intends to update its financial statements and related disclosures in the next amendment to this Amended Registration Statement.

4.	We note your response to prior comment 19 and reissue our comment. At the time you file your registration statement publicly, please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.

Response:

Onestop Assurance PAC has revised its consent to include a statement acknowledging the reference to it as an expert in accounting and auditing. The revised consent is attached as Exhibit 23.1 to the Revised Registration Statement.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter
C:	JBDI Holdings Limited